Filed Pursuant to Rule 424(b)(3)
Registration No. 333-178333 and
Nos. 333-178333-01 through 333-178333-12

Prospectus Supplement No. 21

(To Prospectus dated December 29, 2011)

Horizon Lines, Inc.

Common Stock, Warrants, 6.00% Series A Convertible Secured Notes due 2017 and 6.00%

Series B Mandatorily Convertible Secured Notes due 2017

This Prospectus Supplement No. 21 supplements and amends the prospectus dated December 29, 2011, as supplemented by Prospectus Supplement No. 1 dated January 12, 2012, Prospectus Supplement No. 2 dated January 30, 2012, Prospectus Supplement No. 3 dated February 24, 2012, Prospectus Supplement No. 4 dated March 28, 2012, Prospectus Supplement No. 5 dated April 11, 2012, Prospectus Supplement No. 6 dated April 13, 2012, Prospectus Supplement No. 7 dated April 24, 2012, Prospectus Supplement No. 8 dated May 7, 2012, Prospectus Supplement No. 9 dated May 9, 2012, Prospectus Supplement No. 10 dated June 7, 2012, Prospectus Supplement No. 11 dated July 6, 2012 and Prospectus Supplement No. 12 dated July 18, 2012, Prospectus Supplement No. 13 dated July 27, 2012, Prospectus Supplement No. 14 dated August 2, 2012, Prospectus Supplement No. 15 dated August 7, 2012, Prospectus Supplement No. 16 dated August 28, 2012, Prospectus Supplement No. 17 dated September 17, 2012, Prospectus Supplement No. 18 dated October 29, 2012, Prospectus Supplement No. 19 dated November 2, 2012, Prospectus Supplement No. 20 dated November 8, 2012 and Prospectus Supplement No. 21 dated December 7, 2012 (collectively referred to herein as the “Prospectus”).

This prospectus supplement is being filed to include the information set forth in our Current Report on Form 8-K dated December 7, 2012, which is attached hereto.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

See “Risk Factors” beginning on page 18 of the Prospectus dated December 29, 2011, for a discussion of certain risks that you should consider prior to investing in the securities.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is December 7, 2012.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 5, 2012

HORIZON LINES, INC.

(Exact name of registrant as specified in its Charter)

Delaware	001-32627	74-3123672
(State or Other Jurisdiction of Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

4064 Colony Road, Suite 200

Charlotte, North Carolina 28211

(Address of Principal Executive Offices, including Zip Code)

(704) 973-7000

(Registrant’s telephone number, including area code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.05.	Costs Associated with Exit or Disposal Activities

On December 5, 2012, Horizon Lines, Inc. (the “Company”) issued a press release announcing that it will discontinue its sailing that departs Jacksonville, Florida each Tuesday and arrives in San Juan, Puerto Rico the following Monday. In association with the service change, the Company expects to record a pre-tax restructuring charge of approximately $3.6 million during the fourth quarter of 2012. The $3.6 million impairment charge is comprised of equipment-related expense of $2.1 million and union and non-union severance and employee related expense of $1.5 million.

The Company also plans to further reduce its non-union workforce beyond the reductions associated with the Puerto Rico service change and expects to incur approximately an additional $1.3 million of expenses for severance and other and employee related costs bringing the total restructuring change to $4.9 million. The Company’s non-union workforce will be reduced by approximately 38 positions in total. The workforce reduction is expected to be completed by January 31, 2013.

A copy of the press release is attached to this Current Report on Form 8-K as exhibit 99.1 and is incorporated in this Item 2.05 by reference.

SAFE HARBOR STATEMENT

The information contained in this Current Report on Form 8-K (including the exhibits hereto) should be read in conjunction with our filings made with the Securities and Exchange Commission. This Current Report on Form 8-K (including the exhibits hereto) contains “forward-looking statements” within the meaning of the federal securities laws. These forward-looking statements are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are those that do not relate solely to historical fact. They include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events. Words such as, but not limited to, “will,” “expect,” “plan,” and similar expressions or phrases identify forward-looking statements.

All forward-looking statements involve risk and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results.

In light of these risks and uncertainties, expected results or other anticipated events or circumstances discussed in this Form 8-K might not occur. The forward-looking statements included in this Form 8-K and the attached press release are made only as of the date they are made and we undertake no obligation to update any such statements, except as otherwise required by applicable law.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

99.1	Press Release, dated December 5, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HORIZON LINES, INC.
(Registrant)

Date: December 7, 2012	By:	/s/ Michael T. Avara

Michael T. Avara
Executive Vice President and Chief Financial Officer

Exhibit Index

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

99.1	Press Release, dated December 5, 2012

Exhibit 99.1

PRESS RELEASE

For information contact:

Jim Storey

704-973-7107

HORIZON LINES TO ADJUST PUERTO RICO SERVICE SCHEDULE

Company Moving to Weekly Jacksonville Service from Twice Weekly

Change to Thursday Departure in Jacksonville

Will Improve Cargo Availability Times in San Juan

Elizabeth Service Also Moving to Thursday Departure; Houston Schedule Remains Unchanged

CHARLOTTE, NC (December 5, 2012) – Horizon Lines, Inc. (OTCQB: HRZL), one of the nation’s leading domestic ocean shipping companies, today announced it is adjusting its Puerto Rico service schedule to better align its deployed capacity with market demand and to improve cargo availability times in San Juan.

Effective January 10, 2013, the company will offer weekly service between Jacksonville, Florida, and San Juan, Puerto Rico. The southbound service will depart Jacksonville on Thursday evenings and arrive in San Juan on Sundays. Cargo will be available at the opening of business on Monday mornings. The company currently offers twice weekly service between Jacksonville and San Juan, departing Jacksonville on Tuesdays and Fridays.

Additionally, Horizon Lines weekly San Juan service from the Northeast will depart Elizabeth, New Jersey on Thursday evenings, instead of Fridays, with cargo availability in San Juan on Mondays. Northbound departures from San Juan to Elizabeth will be on Sunday evenings with arrival on Thursday mornings. Northbound departures from San Juan to Jacksonville will be Monday evenings with arrival on Thursday mornings.

Service schedules between Houston, Texas, and San Juan will remain unchanged.

This service adjustment is expected to create cost efficiencies that will enable the company to improve the Puerto Rico trade lane’s financial performance and reinvest in the business over the long term. In association with the service change, the company expects to record a fourth-quarter charge of approximately $3.6 million.

“Puerto Rico’s economy remains in a prolonged multi-year recession, during which time domestic container volumes to the island have contracted sharply,” said Richard Rodriguez, Vice President and General Manager of Puerto Rico. “After a comprehensive review of our deployments in the market, we determined Horizon can more efficiently serve Puerto Rico

Horizon Lines News Release	Page 2 of 3

through one weekly Jacksonville sailing, instead of two. Adequate capacity exists on our vessel that will depart on Thursdays to serve most customers who previously shipped on our Tuesday and Friday vessels. Customers have frequently requested Monday morning cargo availability and we are excited that our new schedule will provide Sunday arrivals into San Juan so that customers can pick up freight at the opening of business Monday mornings.”

Horizon Lines will continue to operate the largest vessels in the trade, serving Puerto Rico from the three most geographically diverse U.S. ports with the most extensive intermodal network across North America.

“We intend to continue to offer timely and efficient Jacksonville service on a weekly basis,” Mr. Rodriguez said. “However, making this service change is necessary to improve cost efficiencies and better position Horizon Lines to make the investments necessary to serve our Puerto Rico customers and maintain and grow our business over the long run.”

During the past 12 months, Horizon Lines has invested approximately $30 million in an extensive upgrade program to the three vessels that will continue to serve Puerto Rico. The Horizon Navigator and the Horizon Trader, which will continue to call on Jacksonville and the Northeast, are C8 Class container vessels with nominal capacity of 1,125 forty-foot equivalent units (FEUs). The smaller Horizon Producer, with nominal capacity of approximately 840 FEUs, will continue on its regular Houston schedule. The Horizon Discovery, with nominal capacity of approximately 690 FEUs, normally carried the Tuesday cargo from Jacksonville during 2012. It will be removed from active service and used as a relief vessel.

About Horizon Lines

Horizon Lines, Inc. is one of the nation’s leading domestic ocean shipping companies and the only ocean cargo carrier serving all three noncontiguous domestic markets of Alaska, Hawaii and Puerto Rico from the continental United States. The company maintains a fleet of 15 fully Jones Act qualified vessels and operates five port terminals in Alaska, Hawaii and Puerto Rico. A trusted partner for many of the nation’s leading retailers, manufacturers and U.S. government agencies, Horizon Lines provides reliable transportation services that leverage its unique combination of ocean transportation and inland distribution capabilities to deliver goods that are vital to the prosperity of the markets it serves. The company is based in Charlotte, NC, and its stock trades on the over-the-counter market under the symbol HRZL.

Forward Looking Statements

The information contained in this press release should be read in conjunction with our filings made with the Securities and Exchange Commission. This press release contains “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements are those that do not relate solely to historical fact. They include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events. Words such as, but not limited to, “will,” “intend,” “expect,” “would,” “could,” “should,” “may,” and similar expressions or phrases identify forward-looking statements.

Horizon Lines News Release	Page 3 of 3

Factors that may cause expected results or anticipated events or circumstances discussed in this press release to not occur or to differ from expected results include: changes in shipping volumes; the reaction of our customers and business partners to our announcements and filings, including those referred to herein; volatility in fuel prices; work stoppages, strikes and other adverse union actions; government investigations and legal proceedings; suspension or debarment by the federal government; failure to comply with the terms of our probation; increased inspection procedures and tighter import and export controls; repeal or substantial amendment of the coastwise laws of the United States, also known as the Jones Act; catastrophic losses and other liabilities; the successful start-up of any Jones-Act competitor; failure to comply with the various ownership, citizenship, crewing, and U.S. build requirements dictated by the Jones Act; the arrest of our vessels by maritime claimants; severe weather and natural disasters; and the aging of our vessels and unexpected substantial dry-docking or repair costs for our vessels.

All forward-looking statements involve risk and uncertainties. In light of these risks and uncertainties, expected results or other anticipated events or circumstances discussed in this press release might not occur. The forward-looking statements included in the press release are made only as of the date they are made and the company undertakes no obligation to update any such statements, except as otherwise required by applicable law. See the section entitled “Risk Factors” in our 2011 Form 10-K filed with the SEC on April 10, 2012, for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. Those factors and the other risk factors described therein are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences.

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